UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

____TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

Commission file number(s):  333-110395, 333-75468, 333-90540 and 333-146565

AUTOMATIC DATA PROCESSING, INC.
   RETIREMENT AND SAVINGS PLAN
(Full title of the plan and the address of the plan, if
different from that of the issuer named below)

Automatic Data Processing, Inc.
One ADP Boulevard, Roseland, New Jersey 07068
(Name of issuer of the securities held pursuant to
the plan and the address of its principal
executive office)

Notices and communications from the Securities and Exchange Commission
Relative to this report should be forwarded to:

Michael A. Bonarti
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS
Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2
Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2011	3
Notes to Financial Statements as of December 31, 2011 and 2010 and for the Year Ended December 31, 2011	4-9
SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions Year Ended December 31, 2011	10
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) As of December 31, 2011	11-29
SIGNATURE	30
Exhibit 23 Consent of J.H. Cohn LLP	31

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Automatic Data Processing, Inc.
Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the 2011 basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2011 basic financial statements taken as a whole.

/s/ J. H. Cohn LLP

Roseland, New Jersey
June 25, 2012

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

CASH	$3,542	$6,637

INVESTMENTS (Notes 3 and 4):
Participant directed investments, at fair value	2,370,743,679	2,221,927,563

RECEIVABLES:
Notes receivable from participants	71,963,055	66,837,683
Interest and dividends receivable	4,332,331	4,221,269
Broker receivable for securities sold	9,202,300	326,903
Participant contribution receivable	197,803	11,347
Employer contribution receivable	208,648	5,713
Trust to trust transfer in receivable	9,183,495	-

TOTAL RECEIVABLES	95,087,632	71,402,915

TOTAL ASSETS	2,465,834,853	2,293,337,115

LIABILITIES

Broker payable for securities purchased	36,688,805	2,150,921
Accrued expenses	1,221,164	957,108

TOTAL LIABILITIES	37,909,969	3,108,029

NET ASSETS AVAILABLE FOR BENEFITS	$2,427,924,884	$2,290,229,086

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

Contributions:
Participant	$173,904,839
Employer	65,887,350
Total contributions	239,792,189

Investment income:
Net depreciation in fair value of investments (Note 3)	(15,153,058)
Dividend income	26,770,109
Interest income	3,027,239
Total investment income	14,644,290

Interest income on notes receivable from participants	3,211,118

Benefits paid to participants	(127,238,955)

Administrative and general expenses	(6,285,221)

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	124,123,421

TRUST TO TRUST TRANSFERS IN	13,572,377

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	137,695,798

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,290,229,086

End of year	$2,427,924,884

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010
AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF PLAN

The following description of the Automatic Data Processing, Inc. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is administered by a three-member committee (the “Plan Administrator”) appointed by the Board of Directors of Automatic Data Processing, Inc. (“ADP”, the “Company” or the “Plan Sponsor”).  JPMorgan Chase Bank, N.A. (“JPMorgan”) serves as custodian of the Plan.

General—The Plan is a defined contribution plan established January 1, 1984 available to all eligible employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions—

Participant Contributions—As defined in the Plan document, participating employees who are deemed non-highly compensated (employees earning less than $110,000 in 2010), can contribute up to 35% of their compensation, subject to the maximum deferral limits under the Internal Revenue Code (“IRC”) (and certain special limits for Puerto Rico residents participating in the Plan).  Participating employees earning more than these amounts (“Highly Compensated Employees”) can only contribute up to the amount determined by the Plan Administrator annually (currently 10% of their compensation).  Participants who have attained age 50 before the close of the Plan year are eligible to make additional contributions (“Catch-Up Contributions”) up to the amount of $5,500 for 2011.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”).  Unless employees elect otherwise, they shall be automatically enrolled as participants in the Plan after sixty days of employment at a deferral rate of 3% of compensation.  These contributions will be invested in the JPMorgan SmartRetirement Fund that corresponds to their estimated retirement date.  Participant contributions during the year ended December 31, 2011 include $8,386,369 of rollover contributions.

Matching Employer Contributions—The Company contributes an amount equal to 50% of the first 6% of each participant’s salary deferral election to the Plan. Once a participant has contributed to the Plan for 60 months, the Company’s matching contribution increases to an amount equal to 70% of the first 6% of a participant’s salary deferral election.  Participants must be actively employed on December 31 of a given year to receive the matching contribution for that year.  Matching contributions are not made on the employee catch-up contributions.

Limitations—In addition, there are contribution limitations set forth in the IRC, which the Plan must satisfy.

Participant Accounts—Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s contribution, and an allocation of Plan gains or losses.  Account balances are valued at fair market value, and are adjusted daily to reflect the net investment income of Plan investments.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments —Investments in the Plan consist of various investments which include the ADP Stock Fund, separately managed accounts, commingled trusts, mutual funds, and money market funds.

The Seix Intermediate Bond Fund, the Columbia Dividend Value Fund, the Montag & Caldwell Large Cap Growth Fund and the American Century Small Cap Value Fund are separately managed accounts, with underlying investments that include investments in publicly traded common stock, government bonds, corporate bonds and various other bond issues.  The Northern Trust S&P 500 Index Fund, the UBS S&P 500 Index Fund, the BlackRock Russell 2000 Growth Fund, the JPMorgan SmartRetirement Income Fund, the JPMorgan SmartRetirement 2010 Fund, the JPMorgan SmartRetirement 2015 Fund, the JPMorgan SmartRetirement 2020 Fund, the JPMorgan SmartRetirement 2030 Fund and the JPMorgan SmartRetirement 2040 Fund are commingled trusts.  The Goldman Sachs Financial Square Government Fund and the Western Asset Institutional Government Reserves Fund are money market funds.  The Artio International Equity - Institutional Fund is a mutual fund.

Participants direct the investment of their contributions and matching employer contributions into the 15 various investment options offered by the Plan.  Matching contributions are deposited into participants’ accounts each pay period and are made pursuant to their individual investment election on file at that time.

Vesting—Participants are immediately vested in their contributions, including salary deferral and rollover contributions.  Matching Company contributions are vested as follows:

Less than two years of service from date of hire                                                                                      0%

         Two but less than three years of service from date of hire                                                                    50%

Three or more years of service from date of hire                                                                                     100%

Payment of Benefits—In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment.  The employee may elect to begin taking in-service distributions anytime after the attainment of age 70.

On termination of service, a participant can receive a lump-sum amount equal to the value of the vested portion of his or her account.  Alternatively, he or she can elect to defer payment if the total of the participant’s vested account balance is more than $1,000.  The balance in the participant’s ADP Stock Fund account can be distributed as whole shares of Company common stock (“Company Stock”) or as cash equivalent to the fair market value of the Company Stock at the date of distribution.  The Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.  Pursuant to this amendment, if the total of the participant’s vested account balance is more than $1,000 but less than or equal to $5,000 on termination of service, and the participant has not elected to receive a lump-sum amount, ADP will automatically roll over the vested account balance to an individual retirement account (“IRA”) established with The Bancorp Bank.  Fees and expenses for the IRA will be charged against a participant’s account unless he or she contacts the IRA provider and requests to make payment of the fees out-of-pocket.

Trust to Trust Transfers In – Effective January 19, 2011, the Consultants in Data Processing, Inc. 401(k) Profit Sharing Plan merged into the Plan in connection with the acquisition of Consultants in Data Processing, Inc. by the Company during the year ended December 31, 2011.  Transfers of $1,072,961 are included in Trust to Trust Transfers In in the accompanying Statement of Changes in Net Assets Available for Benefits.

Effective May 31, 2011, the AdvancedMD Software, Inc. 401(k) Plan merged into the Plan in connection with the acquisition of AdvancedMD Software, Inc. by the Company during the year ended December 31, 2011.  Transfers of $3,315,921 are included in Trust to Trust Transfers In in the accompanying Statement of Changes in Net Assets Available for Benefits.

Effective December 30, 2011, The RightThing, LLC 401(k) Plan merged into the Plan in connection with the acquisition of The RightThing, LLC by the Company during the year ended December 31, 2011.  Transfers of $9,183,495 are included in Trust to Trust Transfers In in the accompanying Statement of Changes in Net Assets Available for Benefits and in Trust to trust transfer in receivable in the accompanying Statement of Net Assets Available for Benefits as of December 31, 2011.  The transfer of plan assets was completed on January 4, 2012.

Forfeitures—Upon termination of a participant’s employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance.  The nonvested portion of the participant’s account balance will be forfeited, and will be used to pay Plan expenses as well as to reduce the amount of future Company contributions pursuant to the Plan document.  The amount of unused forfeitures as of December 31, 2011 and 2010 amounted to $1,650,758 and $1,648,590, respectively.  For the year ended December 31, 2011, amounts used to pay administrative expenses amounted to $795,714, and the amount used to reduce employer contributions was $2,825,449.

Notes Receivable from Participants—Plan participants may borrow funds from their account up to a maximum of $50,000 or 50% of their account balances, whichever is less, subject to certain limits and conditions.  Outstanding loans are secured by the participant’s interest in the Plan and bear interest at rates ranging from 4.25% to 10.5%, which are commensurate with local prevailing rates at the time funds are borrowed, as determined by the Plan Administrator.  Loans are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants’ loan repayments and any interest due are paid into the participants’ account.

Employee Stock Ownership Plan Component—The Plan was amended effective January 1, 2002, to designate a portion of the Plan as an employee stock ownership plan (“ESOP Component” or “ESOP”) which was designed to comply with IRC Section 4975 (e) (7) and the regulations thereunder, and Section 407(d) (6) of ERISA.  The ESOP is defined as the portion of the Plan derived from (a) account balances invested in Company Stock and (b) all contributions made to the Plan after December 31, 2001 as further defined in the Plan amendment.  The principal purpose of the ESOP Component is to provide participants an ownership interest in the Company.  The following includes main highlights of the ESOP Component.  Participants should refer to the Plan document for more information.

Investments in Company Stock – The ESOP Component will be invested primarily in Company Stock.  Purchases of Company Stock may be made in the open market or, to the extent permitted by law, directly from the Company or shareholders of the Company.  All purchases of Company Stock shall be made at prices that do not exceed the fair market value of such Company Stock, as determined by the Plan custodian at the time of purchase.

Dividends on Company Stock – Dividends paid by the Company with respect to shares of Company Stock held by the ESOP Component shall either be paid in cash directly to the participants, or pursuant to the participant’s election, dividends can be reinvested in the ESOP Component.  All cash dividends are paid out on a quarterly basis.  If an election is made by a participant to receive a distribution in cash of dividends paid on Company Stock, then such dividends shall be held in a money market fund pending distribution.

Vesting – A participant will be 100% vested in their salary deferral and rollover contribution accounts and in any dividends paid on or after April 1, 2002 on Company Stock held in accounts.

Payment of Benefits – Payments to participants from the ESOP Component will be made in accordance with provisions as stated in the Plan document and amendments thereto regarding the payment of benefits from the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments including U.S. Government agency securities, debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including Company Stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Income Recognition—Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

For mutual fund and money market fund investments, including the Columbia Dividend Value Fund, Artio International Equity Fund – Institutional Fund, Goldman Sachs Financial Square Government Fund and Western Asset Institutional Government Reserves Fund, management fees and operating expenses are reflected in the net asset value of the funds on a daily basis and are not reflected separately.  Management fees for the separately managed accounts and comingled trusts are accrued on a daily basis, reflected in the daily unitized price, and paid on a quarterly basis.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Fair Value of Investments—See Note 4 - “Fair Value Measurements.”

Fair Value of Other Financial Instruments—The carrying amount of receivables and liabilities approximates fair value.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits—Benefits payments to participants are recorded upon distribution.  At December 31, 2011 and 2010, amounts allocated to accounts of individuals who had elected to withdraw but had not yet been paid totaled $391,579 and $273,899, respectively.

Recently Issued Accounting Pronouncements— In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.”  ASU 2011-04 requires expansion of the disclosures required for Level 3 measurements of fair value and provides updates to the existing measurement guidance.  ASU 2011-04 is effective for annual periods beginning after December 15, 2011.  Plan management does not expect the adoption of ASU 2011-4 to have a material impact on the Plan’s financial statements.

In January 2010, the Financial Accounting Standards Board issued ASU 2010-6, “Improving Disclosures about Fair Value Investments.”  ASU 2010-6 amended the disclosure requirements in Accounting Standards Codification (“ASC”) 820.10 “Fair Value Measurements and Disclosures,” and required new disclosures regarding transfers in and out of Level 1 and Level 2 asset categories as well as more detailed information for the Level 3 reconciliation of activity, if required.  ASU 2010-6 also clarified existing disclosure requirements regarding the level of disaggregation expected, valuation techniques and inputs to fair value measurements.  The adoption of this guidance for the Plan year ended December 31, 2010 did not have a material impact on the Plan's financial statements.  See Note 4 - “Fair Value Measurements.”

In September 2010, the Financial Accounting Standards Board issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans.”  This guidance clarified the classification and measurement of participant loans by defined contribution pension plans.  Participant loans are required to be classified as notes receivable from participants (rather than investments) and must be measured at their unpaid principal balance plus accrued but unpaid interest.  The adoption of this guidance for the Plan year ended December 31, 2010 did not have a material impact on the Plan's financial statements.

3.      INVESTMENTS

The investments of the Plan as of December 31, 2011 and 2010 are summarized as follows:

Investments, at fair value:	2011		2010

ADP Common Stock, 5,556,245 shares and 5,403,929 shares, respectively	$302,666,515	*	$253,058,319
Seix Intermediate Bond Fund	294,808,499		238,379,734
Goldman Sachs Financial Square Government Fund	225,441,863	*	-
Columbia Dividend Value Fund	206,174,817		183,186,521
Northern Trust S&P 500 Index Fund	203,503,309	*	-
Artio International Equity Fund - Institutional Fund	198,098,924	*	258,702,101
BlackRock Russell 2000 Growth Fund	184,330,835	*	175,423,277
Montag & Caldwell Large Cap Growth Fund	149,261,033		141,620,168
JPMorgan SmartRetirement 2020 Fund	140,973,090	*	132,637,228
JPMorgan SmartRetirement 2030 Fund	126,728,372	*	112,292,164
American Century Small Cap Value Fund	122,329,195		126,466,222
JPMorgan SmartRetirement 2040 Fund	91,288,563		77,325,268
JPMorgan SmartRetirement 2015 Fund	62,431,611		60,524,198
JPMorgan SmartRetirement 2010 Fund	30,484,964		29,146,496
JPMorgan SmartRetirement Income Fund	32,222,089		26,453,188
Western Asset Institutional Government Reserves Fund	-		212,068,291
UBS S&P 500 Index Fund	-		194,005,925
Fidelity Managed Income Portfolio	-		635,897
Broadridge Company Stock, 0 shares and 117 shares, respectively	-		2,566
Total Investments	$2,370,743,679		$2,221,927,563

* Investments held that represent 5% or more of the Plan’s net assets available for benefits at the end of each of the respective years. For separately managed accounts (Seix Intermediate Bond Fund, Columbia Dividend Value Fund, Montag & Caldwell Large Cap Growth Fund and American Century Small Cap Value Fund), underlying investments are used to make such determination.

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Artio International Equity Fund - Institutional Fund	$(62,852,443)
American Century Small Cap Value Fund	(10,357,006)
BlackRock Russell 2000 Growth Fund	(6,225,898)
JPMorgan SmartRetirement 2040 Fund	(3,867,898)
JPMorgan SmartRetirement 2030 Fund	(3,794,517)
Northern Trust S&P 500 Index Fund	(3,088,301)
ADP Stock Fund	42,834,367
Seix Intermediate Bond Fund	10,452,607
Columbia Dividend Value Fund	7,962,479
UBS S&P 500 Index Fund	7,476,088
Montag & Caldwell Large Cap Growth Fund	3,751,496
JPMorgan SmartRetirement 2015 Fund	966,932
JPMorgan SmartRetirement 2010 Fund	767,277
JPMorgan SmartRetirement Income Fund	626,525
JPMorgan SmartRetirement 2020 Fund	195,048
Western Asset Institutional Government Reserves Fund	11
Fidelity Managed Income Portfolio	197
Goldman Sachs Financial Square Government Fund	(22)
Net depreciation in fair value of investments	$(15,153,058)

4.      FAIR VALUE MEASUREMENTS

The Plan applies the guidance in ASC 820.10 for assets recognized or disclosed at fair value on a recurring basis.  The guidance in ASC 820.10 defines fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements.  ASC 820.10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  ASC 820.10 establishes market or observable inputs as the preferred source of fair value, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by ASC 820.10 are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following three-level hierarchy to prioritize the inputs used in measuring fair value.  The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest priority.

Level 1	Fair value is determined based upon closing prices for identical instruments that are traded on active exchanges.
Level 2
Fair value is determined based upon quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3	Fair value is determined based upon significant inputs to the valuation model that are unobservable.

    Plan investments included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges.  Plan investments included in Level 2 are valued based upon the closing price fair values of the publicly traded underlying investments.

    There were no transfers in or out of Level 1 or Level 2 during the Plan years ended December 31, 2011 or Decembers 31, 2010.  The following tables present the investments of the Plan measured at fair value at December 31, 2011 and 2010.  See Note 3 - “Investments” for additional disclosure related to investments.

	As of December 31, 2011
Asset Class	Level 1	Level 2	Total

Equity Securities:
ADP Common Stock	$302,037,152	$-	$302,037,152
Consumer Goods	151,944,484		151,944,484
Manufacturing and Industrial	104,249,063	-	104,249,063
Financial Services	68,965,181	-	68,965,181
Telecommunications and Other Services	63,921,613	159,563	64,081,176
Energy	50,960,868	-	50,960,868
Other	9,558,216	-	9,558,216

Mutual Funds:
International Equity Securities	198,098,924	-	198,098,924
U.S. Equity Securities	5,215,385	-	5,215,385
			-
Commingled Trusts
Target Date Retirement Funds	-	484,128,689	484,128,689
S&P 500 Index Funds	-	203,503,309	203,503,309
Growth Index Funds	-	184,330,835	184,330,835

Money Markets	-	282,581,903	282,581,903

Fixed Income Securities:
U.S. Government Securities	-	143,592,737	143,592,737
AA Corporate Bonds	-	22,544,008	22,544,008
A Corporate Bonds		30,332,163	30,332,163
Mortgage-Backed Securities	-	64,619,586	64,619,586

Total Investments	$954,950,886	$1,415,792,793	$2,370,743,679

	As of December 31, 2010
Asset Class	Level 1	Level 2	Total

Equity Securities:
ADP Common Stock	$251,759,914	$-	$251,759,914
Consumer Goods	126,812,099	259,925	127,072,024
Manufacturing and Industrial	104,192,313	-	104,192,313
Financial Services	72,937,659	-	72,937,659
Telecommunications and Other Services	59,026,333	-	59,026,333
Energy	52,579,739	-	52,579,739
Other	11,545,850	-	11,545,850

Mutual Funds:
International Equity Securities	258,702,101	-	258,702,101
U.S. Equity Securities	8,974,731	-	8,974,731

Commingled Trusts
Target Date Retirement Funds	-	438,378,542	438,378,542
S&P 500 Index Funds	-	194,005,924	194,005,924
Growth Index Funds	-	175,423,277	175,423,277
Managed Income Portfolio	-	635,897	635,897

Money Markets	-	229,200,254	229,200,254

Fixed Income Securities:
U.S. Government Securities	-	147,116,717	147,116,717
AA Corporate Bonds	-	27,338,645	27,338,645
A Corporate Bonds		24,733,535	24,733,535
Mortgage-Backed Securities	-	38,304,108	38,304,108

Total Investments	$946,530,739	$1,275,396,824	$2,221,927,563

4.  FAIR VALUE MEASUREMENTS (continued)

The following table presents the investments of the Plan with a reported net asset value as of December 31, 2011 and December 31, 2010:

	December 31, 2011	December 31, 2010	Redemption	Redemption
	Fair Value	Fair Value	Frequency	Notice Period

Northern Trust S&P 500 Index Fund (1)	$203,503,309	$-	Daily	Trade date + 1
BlackRock Russell 2000 Growth Fund (2)	184,330,835	175,423,277	Daily	Trade date + 1
JPMorgan SmartRetirement Income Fund (3)	32,222,089	26,453,188	Daily	Trade date + 1
JPMorgan SmartRetirement 2010 Fund (4)	30,484,964	29,146,496	Daily	Trade date + 1
JPMorgan SmartRetirement 2015 Fund (4)	62,431,611	60,524,198	Daily	Trade date + 1
JPMorgan SmartRetirement 2020 Fund (4)	140,973,090	132,637,228	Daily	Trade date + 1
JPMorgan SmartRetirement 2030 Fund (4)	126,728,372	112,292,164	Daily	Trade date + 1
JPMorgan SmartRetirement 2040 Fund (4)	91,288,563	77,325,268	Daily	Trade date + 1
UBS Standard & Poor's 500 Index Fund (1)	-	194,005,924	Daily	Trade date + 1
Fidelity Managed Income Portfolio	-	635,897	Daily	Trade date + 1
Total	$871,962,833	$808,443,640

(1) The objective of this fund is to provide a rate of return consistent with the Standard & Poor's 500 Index.
(2) The objective of this fund is to provide a rate of return consistent with the Russell 2000 Growth Index.
(3) The objective of this fund is to outperform a custom benchmark of domestic and international equities, fixed income and real estate investments that has risk and return characteristics designed for investors who are retired or expecting to retire in the near term.
(4) The objective of these funds is to outperform custom benchmarks of domestic and international equities, fixed income and real estate investments that have risk and return characteristics designed for investors who are expecting to retire near the applicable fund's target retirement date.

5.      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2011 and 2010, the Plan held 5,592,245 and 5,439,929 shares, respectively, of Company Stock with a cost basis of $215,793,536 and $203,402,208, respectively.  For the year ended December 31, 2011, the Plan recorded dividend income in the amount of $8,141,367 from participants’ investments in the ADP Stock Fund.

Certain Plan investments are shares of mutual funds and money market funds managed by JPMorgan.  JPMorgan is the custodian of the Plan.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC, the rules thereunder, and from the prohibited transactions provisions of ERISA.

6.	NONEXEMPT TRANSACTIONS

As reported on the supplemental schedule of delinquent participant contributions (Schedule H, Line 4a), certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2011. Total late participant contributions amounted to $188,014.  During 2012, the Plan Sponsor entered the Voluntary Correction Program (“VCP”) and remitted the late participant contributions to the Plan.

7.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her employer matching contribution account, and shall not be subjected to forfeiture.  Furthermore, no amendment shall decrease a participant’s vested interest under the Plan at the effective date of such amendment.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated August 9, 2002 that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  However, ADP and Plan management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan and related Trust continue to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Generally Accepted Accounting Principles (United States of America) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
Plan Number 002
Plan Sponsor EIN 22-1467904

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
(Schedule H, Line 4a)
YEAR ENDED DECEMBER 31, 2011

Participant Contributions Transferred Late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside Voluntary Correction Program (“VCP”)	Contributions Pending Correction in VCP	Total Fully Corrected Under VCP and Prohibited Transaction Exemption 2002-51

$188,014				$188,014

		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

ADP STOCK FUND
Common Stock
*AUTOMATIC DATA PROCESSING, INC. COMMON STOCK	Common Stock	5,556,245	$300,092,793

Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	2,573,722	2,573,722

TOTAL ADP STOCK FUND			$302,666,515

AMERICAN CENTURY SMALL CAP VALUE FUND
Common Stock
AAR CORP COM STK	Common Stock	13,200	$253,044
ACTUANT CORP CLS 'A' COM STK	Common Stock	12,600	285,894
AGL RESOURCES	Common Stock	11,700	494,442
ALASKA AIR GROUP INC COM STK	Common Stock	6,300	473,067
ALEXANDER & BALDWIN INC COM STK	Common Stock	5,400	220,428
ALLEGIANT TRAVEL COM STK	Common Stock	3,400	181,356
ALLIANT TECHSYSTEMS INC COM STK	Common Stock	10,000	571,600
ALTERRA CAPITAL HLDGS LTD	Common Stock	24,000	567,120
ALTRA HOLDINGS INC COM STK	Common Stock	30,400	572,432
AMERICAN AXLE & MANUFACTURING HLDGS COM	Common Stock	60,400	597,356
AMERICAN EAGLE OUTFITTER COM STK	Common Stock	24,600	376,134
AMERICAN EQUITY INVT LIFE HLDG CO COM ST	Common Stock	29,200	303,680
AMERICAN NATIONAL BANKSHARES COM STK	Common Stock	16,100	313,789
AMERICAN SCIENCE & ENGINEERING INC COM S	Common Stock	14,600	994,406
AMSURG CORP COM STK	Common Stock	8,900	231,756
APOGEE ENTERPRISES INC COM STK	Common Stock	11,200	137,312
APOLLO INVESTMENT CORP COM STK	Common Stock	27,500	177,100
APPLIED INDUSTRIAL TECHNOLOGIES INC COM	Common Stock	10,500	369,285
ARES CAPITAL CORP COM STK	Common Stock	15,900	245,655
ARKANSAS BEST CORP COM STK	Common Stock	8,500	163,795
ARTESIAN RESOURCES CORP CLASS 'A' COM STK	Common Stock	18,500	348,355
ARTIO GLOBAL INVESTORS INC	Common Stock	20,000	97,600
ASPEN INSURANCE HLDGS COM STK	Common Stock	35,000	927,500
ASSISTED LIVING CONCEPTS INC CLASS 'A' COM	Common Stock	8,100	120,609
ASSOCIATED BANC-CORP COM STK	Common Stock	17,000	189,890
ATLANTIC TELE NETWORK INC COM STK	Common Stock	5,000	195,250
ATMOS ENERGY CORP COM STK	Common Stock	12,900	430,215
AVISTA CORP COM STK	Common Stock	17,100	440,325
BALDWIN & LYONS INC CLASS 'B'	Common Stock	18,000	392,400
BALLY TECHNOLOGIES INC COM STK	Common Stock	12,100	478,676
BANKUNITED INC	Common Stock	45,500	1,000,545
BARNES GROUP INC COM STK	Common Stock	13,600	327,896

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
BEL FUSE INC CLASS 'B' SHS	Common Stock	21,800	$408,750
BELO CORP CLASS 'A' COM STK	Common Stock	74,700	470,610
BEMIS CO INC COM STK	Common Stock	21,300	640,704
BENCHMARK ELECTRONICS INC COM STK	Common Stock	21,400	288,258
BERRY PETROLEUM CORP CLASS 'A' COM STK	Common Stock	11,500	483,230
BIG LOTS INC COM STK	Common Stock	13,100	494,656
BILL BARRETT CORP COM	Common Stock	12,100	412,247
BLACK HILLS CORP COM STK	Common Stock	10,900	366,022
BLACKROCK KELSO CAPITAL CORP	Common Stock	15,300	124,848
BLUE COAT SYS INC	Common Stock	5,100	129,795
BOB EVANS FARMS INC COM STK	Common Stock	9,200	308,568
BOK FINANCIAL CORP COM STK	Common Stock	10,700	587,751
BOSTON PRIVATE FINANCIAL HLDGS INC COM	Common Stock	58,900	467,666
BRADY CORP 'A' NON.V	Common Stock	21,300	672,441
BRIGGS & STRATTON CORP COM STK	Common Stock	27,300	422,877
BRINK'S COMPANY BRINKS GROUP COM	Common Stock	11,400	306,432
BRINKER INTERNATIONAL COM STK	Common Stock	11,400	305,064
BRISTOW GROUP INC COM STK	Common Stock	8,100	383,859
BROOKLINE BANCORP	Common Stock	30,400	256,576
BRUNSWICK CORP COM STK	Common Stock	21,700	391,902
CABELAS INC COM STK	Common Stock	7,600	193,192
CAL DIVE INTL INC DEL COM STK	Common Stock	65,500	147,375
CAMPUS CREST COMMUNITIES INC	Common Stock	26,200	263,572
CAPITOL FEDERAL FINANCIAL INC	Common Stock	47,800	551,612
CDI CORP COM STK	Common Stock	30,400	419,824
CEC ENTERTAINMENT COM STK	Common Stock	7,100	244,595
CENTENE CORP (DEL) COM STK	Common Stock	6,300	249,417
CENTURY ALUMINIUM COM STK	Common Stock	19,500	165,945
CERADYNE INC COM STK	Common Stock	4,800	128,544
CHESAPEAKE UTILITIES CORP COM STK	Common Stock	4,800	208,080
CITY NATIONAL CORP COM STK	Common Stock	6,800	300,424
CLEARWATER PAPER CORPORATION	Common Stock	13,700	487,857
CLECO CORP COM STK	Common Stock	14,100	537,210
COHERENT INC COM STK	Common Stock	3,500	182,945
COLLECTIVE BRANDS INC COM STK	Common Stock	17,500	251,475
COLUMBIA SPORTSWEAR CO COM STK	Common Stock	13,100	609,805
COMFORT SYSTEMS USA COM STK	Common Stock	13,300	142,576

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
COMMUNITY BANK SYSTEMS NY COM STK	Common Stock	9,900	$275,220
COMPUWARE CORP COM STK	Common Stock	32,000	266,240
COMSTOCK RESOURCES INC COM STK	Common Stock	19,300	295,290
CONVERGYS CORP COM STK	Common Stock	25,900	330,743
COOPER TIRE & RUBBER CO COM STK	Common Stock	29,300	410,493
CORE-MARK HLDG CO INC COM STK	Common Stock	5,100	201,960
COVANCE INC COM STK	Common Stock	5,400	246,888
CSS INDUSTRIES INC COM STK	Common Stock	17,100	340,632
CULLEN FROST BANKERS COM STK	Common Stock	13,100	693,121
CULP INC COM STK	Common Stock	29,100	247,932
CURTISS-WRIGHT CORP COM STK	Common Stock	21,900	773,727
CUTERA INC COM STK	Common Stock	29,600	220,520
CVB FINANCIAL NPV	Common Stock	19,400	194,582
CYMER INC COM STK	Common Stock	6,300	313,488
CYTEC INDUSTRIES INC COM STK	Common Stock	2,400	107,160
DANA HOLDING CORP	Common Stock	32,200	391,230
DESTINATION MATERNITY CORP	Common Stock	21,400	357,808
DIANA CONTAINERSHIPS INC	Common Stock	1	5
DIANA SHIPPING INC COM STK	Common Stock	54,100	404,668
DILLARDS INC CLASS 'A' COM	Common Stock	8,200	368,016
DOLE FOOD CO INC	Common Stock	26,800	231,820
DOUGLAS DYNAMICS INC	Common Stock	11,800	172,516
DST SYSTEMS INC DELAWARE COM STK	Common Stock	26,300	1,197,176
DYNAMIC MATERIALS CORP COM STK	Common Stock	11,200	221,536
EL PASO ELECTRIC CO COM STK	Common Stock	10,600	367,184
ELECTRO SCIENTIFIC INDUSTRIES INC COM ST	Common Stock	8,900	128,872
EMCOR GROUP COM STK	Common Stock	14,800	396,788
EMULEX CORP COM STK	Common Stock	23,000	157,780
ENCORE WIRE CORP COM STK	Common Stock	32,000	828,800
ENTERCOM COMMUNICATIONS COM STK	Common Stock	53,800	330,870
ENTRAVISION COMMUNICATIONS CORP CLASS 'A'	Common Stock	184,900	288,444
EURONET WORLDWIDE INC COM STK	Common Stock	10,800	199,584
FERRO CORP COM STK	Common Stock	15,000	73,350
FIFTH STREET FINANCE CORP	Common Stock	17,200	164,604
FINISH LINE IN CLASS 'A' COM STK	Common Stock	24,800	478,268
FIRST FINANCIAL BANCORP	Common Stock	12,800	212,992
FIRST HORIZON NATIONAL CORP COM STK	Common Stock	163,900	1,311,200
FIRST INTERSTATE BANCSYSTEM INC	Common Stock	16,200	211,086
FIRSTMERIT CORP COM STK	Common Stock	49,300	745,909

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
FLUSHING FINANCIAL CORP COM STK	Common Stock	13,600	$171,768
FNB CORP PA COM STK	Common Stock	22,900	258,999
FOREST OIL CORP COM STK	Common Stock	10,000	135,500
FORMFACTOR INC COM STK	Common Stock	44,300	224,158
FRED'S INC CLASS 'A' COM STK	Common Stock	16,700	243,486
FREIGHTCAR AMERICA INC COM STK	Common Stock	11,700	245,115
FULLER (H.B.) CO COM STK	Common Stock	14,300	330,473
FULTON FINANCIAL CORP COM STK	Common Stock	104,000	1,020,240
GALLAGHER (ARTHUR J.) & CO COM	Common Stock	7,800	260,832
GANNETT CO INC COM STK	Common Stock	25,000	334,250
GENESCO INC COM STK	Common Stock	3,600	222,264
GEORGIA GULF CORP COM STK	Common Stock	7,600	148,124
GRACE (W.R.) & CO COM STK	Common Stock	4,300	197,456
GRANITE CONSTRUCTION COM STK	Common Stock	53,700	1,273,764
GREAT PLAINS ENERGY INC COM STK	Common Stock	46,500	1,012,770
GUESS INC COM STK	Common Stock	13,100	390,642
HANOVER INSURANCE GROUP INC COM STK	Common Stock	6,800	237,660
HARTE-HANKS INC COM STK	Common Stock	10,600	96,354
HAWKINS INC COM STK	Common Stock	5,400	199,044
HCC INSURANCE HLDG COM STK	Common Stock	59,700	1,641,750
HEALTHSOUTH CORP COM STK	Common Stock	23,800	420,546
HECLA MINING CO COM STK	Common Stock	39,100	204,493
HEIDRICK & STRUGGLES COM STK	Common Stock	16,600	357,564
HELEN OF TROY COM STK	Common Stock	4,040	124,028
HELIX ENERGY SOLUTIONS GROUP INC COM STK	Common Stock	25,900	409,220
HERCULES TECHNOLOGY GROWTH CAP INC COM S	Common Stock	25,200	237,888
HERITAGE FINANCIAL CORP COM STK	Common Stock	29,900	375,544
HUBBELL INC CLASS 'B'	Common Stock	4,400	294,184
HUGOTON ROYALTY TR UNITS OF BEN INTEREST	Common Stock	14,200	267,812
IBERIABANK CORP COM STK	Common Stock	3,393	167,275
ICU MEDICAL INC COM STK	Common Stock	8,600	387,000
IDACORP INC COM STK	Common Stock	7,700	326,557
IDEX CORP COM STK	Common Stock	8,200	304,302
II-VI INC	Common Stock	13,700	251,532
IMPAX LABORATORIES INC COM STK	Common Stock	11,300	227,921
INFINITY PROPERTY & CASUALTY CORP COM	Common Stock	2,900	164,546
INNOPHOS HOLDINGS INC COM	Common Stock	6,500	315,640
INTER PARFUMS INC COM STK	Common Stock	14,200	220,952
INTERSIL CORP CLASS 'A' COM STK	Common Stock	30,400	317,376

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
J & J SNACK FOODS CORP COM STK	Common Stock	9,100	$484,848
JACK IN THE BOX INC COM STK	Common Stock	8,800	183,920
JDA SOFTWARE GROUP INC COM STK	Common Stock	7,900	255,881
KAISER FEDERAL FINANCIAL GROUP INC	Common Stock	14,800	189,736
KAMAN CORP	Common Stock	8,000	218,560
KAPSTONE PAPER & PACKAGING CORP COM STK	Common Stock	26,200	412,388
KAYDON CORP COM STK	Common Stock	29,300	893,650
KENNAMETAL INC CAP STK	Common Stock	19,285	704,288
KEY ENERGY SERVICES INC COM STK	Common Stock	4,500	69,615
KFORCE INC COM STK	Common Stock	24,500	302,085
KNIGHT CAPITAL GROUP INC CLASS A COM ST	Common Stock	14,800	174,936
KRATON PERFORMANCE POLYMERS INC	Common Stock	6,600	133,980
LA-Z-BOY INC COM STK	Common Stock	27,600	328,440
LACLEDE GROUP INC COM STK	Common Stock	4,100	165,927
LAKELAND FINANCIAL CORP COM STK	Common Stock	16,100	416,507
LAWSON PRODUCTS INC COM STK	Common Stock	20,093	310,035
LEXMARK INTERNATIONAL INC CLASS 'A' COM ST	Common Stock	5,100	168,657
LIFEPOINT HOSPITALS INC COM STK	Common Stock	10,800	401,220
LIN TV CORP COM STK	Common Stock	102,000	431,460
LINCARE HLDGS INC COM STK	Common Stock	22,700	583,617
LINCOLN ELECTRIC HLDS INC COM STK	Common Stock	9,200	359,904
LITHIA MOTORS INC CLASS 'A' COM STK	Common Stock	19,400	424,084
LITTELFUSE INC COM STK	Common Stock	17,000	730,660
LONE PINE RESOURCES	Common Stock	8,207	57,531
LSI INDUSTRIES COM STK	Common Stock	26,100	156,600
MAGELLAN HEALTH SERVICES INC	Common Stock	6,700	331,449
MATERION CORP COM STK	Common Stock	18,900	458,892
MCG CAPITAL CORP COM STK	Common Stock	25,100	100,149
MDC HLDGS INC COM STK	Common Stock	7,700	135,751
MDU RESOURCES GROUP INC COM STK	Common Stock	8,500	182,410
MEDICIS PHARMACEUTICAL CORP CLASS A COM	Common Stock	3,800	126,350
MENS WEARHOUSE INC COM STK	Common Stock	9,400	304,654
METALICO INC COM	Common Stock	80,900	266,161
METHODE ELECTRONICS INC COM CLASS 'A'	Common Stock	30,700	254,503
MGE ENERGY INC COM STK	Common Stock	2,581	120,713
MINERALS TECHNOLOGIES INC COM STK	Common Stock	9,100	514,423
MKS INSTRUMENTS INC COM STK	Common Stock	3,900	108,498
MOLEX INC COM STK	Common Stock	12,600	300,636
MOOG INC CLASS 'A' (LIM.V)	Common Stock	7,000	307,510

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
MUELLER INDUSTRIES INC COM STK	Common Stock	7,100	$272,782
NANOMETRICS COM STK	Common Stock	19,400	357,348
NATIONAL BANKSHARES INC COM STK	Common Stock	10,000	279,200
NATIONAL HEALTH CARE CORP COM STK	Common Stock	8,000	335,200
NATIONAL PRESTO INDUSTRIES INC COM STK	Common Stock	5,900	552,240
NEUSTAR INC CLS 'A'	Common Stock	11,900	406,623
NORTHWESTERN CORPORATION COM STK	Common Stock	8,100	289,899
NOVELLUS SYSTEMS INC COM STK	Common Stock	9,000	371,610
NV ENERGY INC COM STK	Common Stock	23,700	387,495
OLD NATIONAL BANCORP (INDIANA) COM STK	Common Stock	20,700	241,155
OLIN CORP COM STK	Common Stock	7,700	151,305
OM GROUP INC COM STK	Common Stock	10,800	241,812
ON ASSIGNMENT COM STK	Common Stock	39,000	436,020
OPLINK COMMUNICATIONS INC COM NEW	Common Stock	14,400	237,168
ORBITAL SCIENCES COM STK	Common Stock	12,300	178,719
ORIENT EXPRESS HOTELS LTD CLS A COM STK	Common Stock	19,800	147,906
ORITANI FINANCIAL CORP	Common Stock	14,300	182,611
OSHKOSH CORPORATION	Common Stock	9,300	198,834
OVERSEAS SHIPHOLDING GROUP INC COM STK	Common Stock	5,200	56,836
OWENS & MINOR INC COM STK	Common Stock	19,400	539,126
PACIFIC CONTINETAL CORP COM STK	Common Stock	25,400	224,790
PAR PHARMACEUTICAL	Common Stock	17,000	556,410
PARK ELECTROCHEMICAL CORP COM STK	Common Stock	20,700	530,334
PARK STERLING CORP	Common Stock	70,800	288,864
PENN VIRGINIA CORP COM STK	Common Stock	34,600	183,034
PENNANTPARK INVESTMENT CORP COM STK	Common Stock	39,900	402,591
PENSKE AUTOMOTIVE GROUP INC COM STK	Common Stock	18,200	350,350
PHOTRONICS INC COM STK	Common Stock	36,700	223,136
PIKE ELECTRIC CORPORATION COM STK	Common Stock	45,900	330,021
PLANTRONICS INC COM STK	Common Stock	6,600	235,224
PLATINUM UNDERWRITERS HLDGS LTD	Common Stock	16,500	562,815
PLEXUS CORP COM STK	Common Stock	30,500	835,090
PORTLAND GENERAL ELECTRIC CO COM	Common Stock	19,700	498,213
PRESTIGE BRANDS HLDGS INC COM STK	Common Stock	12,000	135,240
PRIMERICA INC	Common Stock	10,900	253,316
PRIMO WATER CORP	Common Stock	84,246	256,108
PROASSURANCE CORP COM STK	Common Stock	5,400	431,028
PROSPECT CAPITAL CORP COM STK	Common Stock	18,100	168,149
PROVIDENT FINANCIAL SERVICES INC COM STK	Common Stock	24,300	325,377

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
PSS WORLD MEDICAL INC COM STK	Common Stock	13,000	$314,470
QLOGIC CORP COM STK	Common Stock	49,500	742,500
QUEST SOFWARE INC COM STK	Common Stock	136,900	2,546,340
RADIOSHACK CORP COM STK	Common Stock	47,400	460,254
RALCORP HOLDINGS INC COM STK	Common Stock	4,000	342,000
RENT-A-CENTER INC COM STK	Common Stock	2,000	74,000
ROBBINS & MYERS INC COM	Common Stock	4,000	194,200
RTI INTERNATIONAL METALS INC COM STK	Common Stock	12,100	280,841
RUDDICK CORP COM STK	Common Stock	3,200	136,448
SCHNITZER STEEL COM STK CLASS A	Common Stock	7,000	295,960
SCHULMAN (A.) INC COM STK	Common Stock	4,100	86,838
SCRIPPS (EW) CO NEW CLASS 'A' COM STK	Common Stock	14,400	115,344
SEMTECH CORP COM STK	Common Stock	7,300	181,186
SENSIENT TECHNOLOGIES CORP COM STK	Common Stock	2,626	99,525
SIMPSON MFG CO INC COM STK	Common Stock	5,700	191,862
SNYDER'S- LANCE INC	Common Stock	15,400	346,500
SONOCO PRODUCTS CO COM STK	Common Stock	5,400	177,984
SPANSION INC	Common Stock	72,200	597,816
STANDARD MICROSYSTEMS CORP COM STK	Common Stock	20,100	517,977
SUN HEALTHCARE GROUP INC	Common Stock	0.003	0
SWIFT ENERGY CO COM STK	Common Stock	14,000	416,080
SYKES ENTERPRISES INC COM STK	Common Stock	30,300	474,498
SYMETRA FINANCIAL CORP	Common Stock	22,700	205,889
SYNOPSYS INC COM STK	Common Stock	6,200	168,640
TCF FINANCIAL COM STK	Common Stock	53,600	553,152
TECH DATA CORP COM STK	Common Stock	3,600	177,876
TELEDYNE TECHNOLOGIES INC COM STK	Common Stock	4,300	235,855
TELLABS INC COM STK	Common Stock	64,800	261,792
TETRA TECHNOLOGIES COM STK	Common Stock	75,000	700,500
THOMAS & BETTS CORP COM STK	Common Stock	3,300	180,180
THOMPSON CREEK MET COM	Common Stock	68,100	473,976
TOTAL SYSTEM SERVICES INC	Common Stock	47,400	927,144
TREDEGAR CORP COM	Common Stock	15,900	353,298
TRICO BANCSHARES COM STK	Common Stock	20,700	294,354
TRIUMPH GROUP INC COM STK	Common Stock	3,100	181,195
TRUSTMARK CORP COM STK	Common Stock	17,100	415,359
UMPQUA HOLDINGS CORP COM STK	Common Stock	23,900	296,121
UNIT CORP COM STK	Common Stock	6,800	315,520
UNITED BANKSHARES INC COM STK	Common Stock	7,200	203,544

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
UNITED FIRE & CASUALTY CO COM STK	Common Stock	18,600	$375,348
UNITIL CORP COM STK	Common Stock	10,700	303,666
US ECOLOGY INC COM STK	Common Stock	28,200	529,596
US PHYSICAL THERAPY COM STK	Common Stock	9,500	186,960
UTAH MEDICAL PRODUCTS COM STK	Common Stock	10,100	272,700
UTI WORLDWIDE INC ORD	Common Stock	17,200	228,588
VAALCO ENERGY COM STK	Common Stock	40,100	242,204
VAIL RESORTS INC COM STK	Common Stock	11,400	482,904
VCA ANTECH INC COM STK	Common Stock	30,700	606,325
VILLAGE SUPER MARKET INC CLASS 'A' COM STK	Common Stock	11,200	318,640
VIROPHARMA INC COM STK	Common Stock	15,000	410,850
W & T OFFSHORE INC COM STK	Common Stock	4,800	101,808
WADDELL & REED FINL INC CL A	Common Stock	26,600	658,882
WASHINGTON BANKING CO COM STK	Common Stock	15,900	189,369
WASHINGTON FEDERAL INC COM STK	Common Stock	23,800	332,962
WEBSENSE INC COM STK	Common Stock	23,100	432,663
WEBSTER FINANCIAL CORP COM STK	Common Stock	7,432	151,539
WEIS MARKETS INC COM STK	Common Stock	16,300	651,022
WERNER ENTERPRISES INC COM STK	Common Stock	7,900	190,390
WESCO INTERNATIONAL INC COM STK	Common Stock	5,800	307,458
WESTAR ENERGY INC COM STK	Common Stock	17,200	495,016
WESTERN REFINING INC COM STK	Common Stock	27,800	369,462
WGL HLDGS INC COM STK	Common Stock	10,500	464,310
WILLIAMS-SONOMA INC COM STK	Common Stock	8,900	342,650
WINTRUST FINANCIAL CORP COM STK	Common Stock	7,700	215,985
WMS INDUSTRIES COM STK	Common Stock	19,700	404,244
WOLVERINE WORLD WIDE INC COM STK	Common Stock	15,000	534,600
YOUNG INNOVATIONS INC COM STK	Common Stock	43,700	1,294,831
ZEBRA TECHNOLOGIES CLASS 'A' COM STK	Common Stock	6,200	221,836
ZIONS BANCORP COM STK	Common Stock	33,000	537,240

Total Common Stock			$104,778,820
			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)

Preferred Stock
ASPEN INSURANCE	Preferred Stock	29,637	$1,594,471
CALLAWAY GOLF CO	Preferred Stock	2,800	267,355
DUPONT FABROS TECHNOLOGY	Preferred Stock	8,600	215,946
ENTERTAINMENT PROPERTY TRUST CUM CNV PRE	Preferred Stock	9,000	240,570
INLAND REAL ESTATE CORP	Preferred Stock	6,728	168,200
LEXINGTON REALITY TRUST	Preferred Stock	4,400	184,756
LODGENET INTERACTIVE CORP	Preferred Stock	185	159,562
NATIONAL RETAIL PROPERTIES INC	Preferred Stock	17,100	434,340
PS BUSINESS PARKS INC CALIF DEP SHS REP	Preferred Stock	6,900	173,742
UNIVERSAL CORP	Preferred Stock	330	363,000
Total Preferred Stock			$3,801,942

REIT
AMERICAN CAMPUS COMMUNITIES INC COM STK	REIT	7,900	$331,484
ASSOCIATED ESTATES REALTY CORP COM	REIT	11,400	181,830
BIOMED REALTY TRUST INC COM STK	REIT	23,500	424,880
CBL & ASSOCIATES PROPERTIES INC COM STK	REIT	30,600	480,420
CHIMERA INVESTMENT CORPORATION COM STK	REIT	155,600	390,556
COMMONWEALTH REIT SHS OF BNF INT	REIT	18,100	301,184
CREXUS INVESTMENT CORP	REIT	18,100	187,878
DCT INDUSTRIAL TRUST INC COM STK	REIT	22,100	113,152
DIAMONDROCK HOSPIT COM	REIT	25,600	246,784
EQUITY LIFESTYLE PROPERTIES INC COM STK	REIT	3,300	220,077
FIRST POTOMAC REALTY TRUST SBI	REIT	14,400	187,920
GOVERNMENT PROPERTIES INCOME	REIT	11,200	252,560
HATTERAS FINANCIAL CORP	REIT	6,300	166,131
HEALTHCARE REALTY TRUST INC COM STK	REIT	8,600	159,874
HERSHA HOSPITALITY TRUST CLASS 'A' SHS BEN	REIT	41,200	201,056
HIGHWOODS PROPERTIES INC COM STK	REIT	6,200	183,954
KILROY REALTY CORP COM STK	REIT	6,500	247,455
LASALLE HOTEL PROPERTIES COM STK	REIT	11,900	288,099
LEXINGTON REALTY TRUST COM STK	REIT	32,200	241,178
MACK CALI REALTY CORP COM STK	REIT	11,500	306,935
MEDICAL PROPERTIES TRUST INC COM STK	REIT	14,900	147,063
MFA FINANCIAL INC COM STK	REIT	44,900	301,728
NATIONAL RETAIL PROPERTIES INC COM	REIT	11,800	311,284
PS BUSINESS PARKS INC CALIF COM SER'A '	REIT	6,600	365,838
RLJ LODGING TRUST	REIT	28,400	477,972
SABRA HEALTH CARE REIT INC	REIT	27,400	331,270
URSTADT BIDDLE PROPERTIES CLASS'A' COM	REIT	13,700	247,696
WASHINGTON REAL ESTATE INVEST TRUST SHS	REIT	9,000	246,150
Total REIT			$7,542,408

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)

Cash Equivalents
Short-Term Investment Fund
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	3,287,630	$3,287,630
Total Cash Equivalents			$3,287,630

Investment Companies
Mutual Funds
ISHARES TRUST RUSSELL 2000 INDEX FUND	Mutual Funds	21,752	$1,602,905
ISHARES TRUST S&P SMALLCAP 600 INDEX FUND	Mutual Funds	11,000	751,080
Total Investment Companies			$2,353,985

Limited Partnership
COMPASS DIVERSIFIED HLDGS SHS OF BENEFIC	Limited Partnership	21,500	$266,385
SANDRIDGE PERMIAN TR COM UNI BEN INT	Limited Partnership	13,100	298,025
Total Limited Partnership			$564,410

TOTAL AMERICAN CENTURY SMALL CAP VALUE FUND			$122,329,195

ARTIO INTERNATIONAL EQUITY - INSTITUTIONAL FUND	Mutual Fund	8,757,689	$198,098,924

			(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND

Government Bonds
UNITED STATES OF AMER TREAS BONDS	0.88%	2/29/2012	$22,286,337	$22,285,556
UNITED STATES TREAS NOTES	0.50%	10/15/2014	45,817,920	45,913,343
UNITED STATES TREAS NOTES	1.25%	10/31/2015	25,564,324	26,623,174
UNITED STATES TREAS NOTES	1.75%	5/31/2016	21,948,934	22,561,042
UNITED STATES TREAS NOTES	2.00%	11/15/2021	13,135,771	13,290,886
UNITED STATES TREAS NOTES	3.38%	11/15/2019	11,784,382	12,918,736
Total Government Bonds				$143,592,737

Mortgage-Backed Security Bonds
GNMA I MORTPASS	6.00%	11/15/2038	$978,059	$1,087,711
GNMA II MORTPASS	4.74%	1/20/2061	2,335,712	2,467,581
FHLMC MORTPASS ARM	FLOATING	7/1/2041	993,752	1,009,957
FHLMC MORTPASS ARM	FLOATING	6/1/2041	461,027	465,920
FHLMC MORTPASS ARM	FLOATING	5/1/2041	637,283	644,607
TBA FHLMC SF	3.00%	3/15/2027	2,252,078	2,256,718
FEDERAL HOME LOAN BANKS	5.00%	2/1/2034	1,840,101	1,828,412
FEDERAL HOME LOAN MORTGAGE CORP	5.00%	1/1/2037	1,194,091	1,189,936
FEDERAL HOME LOAN MORTGAGE CORP	5.00%	4/1/2036	370,115	371,978
FHLMCGLD MORTPASS	4.00%	8/1/2026	708,373	703,970
FHLMCGLD MORTPASS	4.00%	3/1/2026	2,010,503	1,996,628
FHLMCGLD MORTPASS	5.50%	4/1/2038	2,722,425	2,784,610
FHLMCGLD MORTPASS	5.50%	12/1/2034	536,646	543,357
FHLMCGLD MORTPASS	5.50%	7/1/2037	580,790	586,253
FHLMCGLD MORTPASS	5.50%	5/1/2036	363,571	364,783
FHLMCGLD MORTPASS	5.00%	8/1/2033	765,675	770,467
FHLMCGLD MORTPASS	5.00%	7/1/2035	475,981	477,544
FHLMC GOLD TBA	3.00%	1/15/2027	11,388,769	11,514,057
TBA FHLMC GOLD	3.00%	2/15/2027	4,920,034	4,938,473
FEDERAL NATIONAL MORTGAGE ASSOCIATION PO	5.50%	11/1/2035	540,720	545,030
FEDERAL NATL MTG ASSN GTD MTG	5.50%	12/1/2035	905,612	906,280
FNMA MORTPASS	2.69%	10/1/2018	581,062	579,609
FNMA MORTPASS	3.50%	8/1/2032	165,368	166,890
FNMA MORTPASS	3.90%	9/1/2021	5,045,405	5,401,160
FNMA MORTPASS	3.91%	9/1/2021	0	0
FNMA MORTPASS	5.50%	8/1/2037	273,131	273,141
FNMA MORTPASS	5.50%	12/1/2035	1,422,133	1,451,799
FNMA MORTPASS	5.50%	1/1/2036	747,919	752,327
FNMA MORTPASS	5.50%	3/1/2034	1,035,966	1,041,179
FNMA MORTPASS	5.50%	5/1/2035	480,462	480,181
FNMA MORTPASS	5.50%	5/1/2037	490,638	501,873
FNMA MORTPASS	5.00%	8/1/2033	430,376	438,810
FNMA MORTPASS	5.00%	10/1/2035	519,928	529,681
FNMA MORTPASS	6.00%	4/1/2036	1,079,803	1,086,411
FNMA MORTPASS	6.00%	4/1/2039	1,179,183	1,198,113
FNMA MORTPASS	6.00%	7/1/2036	540,350	544,752
FNMA MORTPASS	6.00%	7/1/2039	541,593	542,979
FNMA MORTPASS	6.00%	9/1/2035	549,054	551,879
FNMS	5.00%	7/1/2033	217,125	217,873

				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)
Mortgage-Backed Security Bonds (Cont't)
TBA FNMA CONV	2.50%	3/25/2027	$500,781	$500,156
TBA FNMA	3.00%	1/25/2027	554,585	557,634
Total Mortgage-Backed Security Bonds				$54,270,719

Corporate Bonds
HSBC BANK PLC	3.50%	6/28/2015	$380,782	$384,076
HSBC BK PLC	3.10%	5/24/2016	230,926	231,014
ROCHE HLDGS INC	6.00%	3/1/2019	2,063,427	2,463,642
SCHLUMBERGER SA	3.30%	9/14/2021	423,678	436,618
ABBOTT LABS	5.60%	11/30/2017	1,510,100	1,831,831
ALABAMA POWER CO.	5.80%	11/15/2013	431,767	470,604
ANALOG DEVICES INC	3.00%	4/15/2016	106,569	112,772
AT & T INC	3.88%	8/15/2021	380,916	404,061
AT&T INC	5.10%	9/15/2014	2,472,832	2,803,175
BECTON DICKINSON & CO	3.25%	11/12/2020	2,097,746	2,134,394
BERKSHIRE HATHAWAY FINANCE CORP	4.60%	5/15/2013	553,463	579,565
BERKSHIRE HATHAWAY INC	3.20%	2/11/2015	706,636	749,535
BHP BILLITON FI US	1.13%	11/21/2014	379,703	381,894
BOEING CO	4.88%	2/15/2020	2,101,338	2,167,025
BOEING CO	5.125%	2/15/2013	856,207	897,447
BP CAPITAL MARKETS	2.248%	11/1/2016	485,000	488,093
CISCO SYSTEMS INC	5.500%	2/22/2016	1,353,491	1,580,345
CME GROUP INC	5.400%	8/1/2013	591,252	632,986
CME GROUP INC	5.750%	2/15/2014	582,737	630,029
DANAHER CORP	3.900%	6/23/2021	273,385	298,079
DIAGEO	5.200%	1/30/2013	398,042	419,927
DU PONT (E.I.) DE NEMOURS & CO	4.250%	4/1/2021	273,467	309,646
DUKE ENERGY CAROLINAS LLC	4.300%	6/15/2020	192,341	209,494
DUPONT INSTRUMENTS CORP	5.000%	7/15/2013	756,846	802,054
GENERAL ELECTRIC CO	5.000%	2/1/2013	7,547,991	7,896,996
GENERAL ELECTRIC CO	5.250%	12/6/2017	542,891	658,815
GEORGIA POWER CO	6.000%	11/1/2013	211,950	231,520
GLAXO SMITHKLINE CAPITAL INC	5.650%	5/15/2018	739,867	942,424

				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)
Corporate Bonds (Con't)
ILLINOIS TOOL WORKS INC	6.250%	4/1/2019	$715,412	$865,062
INTEL CORP	1.950%	10/1/2016	298,570	307,377
INTERNATIONAL BUS MACH CORP	0.875%	10/31/2014	977,969	979,352
INTERNATIONAL BUS MACH CORP	7.625%	10/15/2018	1,908,515	2,447,733
JOHN DEERE CAPITAL CORP	1.250%	12/2/2014	366,540	370,978
*JPMORGAN CHASE & CO	4.400%	7/22/2020	615,295	631,111
*JPMORGAN CHASE & CO	6.300%	4/23/2019	78,811	81,550
MASSMUTUAL GLOBAL FUNDIN	2.300%	9/28/2015	315,857	317,257
NOVARTIS SECURITIES INVESTMENT LTD	5.125%	2/10/2019	406,181	471,276
ORACLE CORP	5.750%	4/15/2018	1,669,091	1,996,183
PACCAR FINL CORP	1.550%	9/29/2014	574,417	581,765
PRAXAIR INC	1.750%	11/15/2012	914,233	922,804
PRAXAIR INC	4.625%	3/30/2015	937,375	1,056,365
PROGRESSIVE CP (OH)	3.750%	8/23/2021	121,874	126,772
RAYTHEON CO	1.400%	12/15/2014	435,487	438,112
SANOFI	4.000%	3/29/2021	638,908	714,620
SOUTHERN CALIF EDISON CO	5.750%	3/15/2014	711,807	779,883
STRYKER CORP	2.000%	9/30/2016	268,529	275,276
TEVA PHARMACEUTICAL FINANCE II	3.000%	6/15/2015	304,954	316,574
THERMO FISHER SCIENTIFIC INC	2.250%	8/15/2016	167,731	171,271
TOTAL CAPITAL SA	3.000%	6/24/2015	266,460	281,136
TOYOTA MOTOR CREDIT CORP	3.200%	6/17/2015	269,278	281,887
TRANSCANADA PIPELINES	3.800%	10/1/2020	519,800	540,683
UNITED PARCEL SERVICE INC	3.125%	1/15/2021	269,389	287,476
UNITED TECHNOLOGIES CORP	6.125%	2/1/2019	1,096,295	1,318,474
VERIZON WIRELESS CAPITAL/CELLCO PTN	5.550%	2/1/2014	404,919	435,671
WAL-MART STORES INC	1.625%	4/15/2014	1,413,096	1,447,134
WAL-MART STORES INC	4.250%	4/15/2021	2,087,316	2,426,537
WALGREEN CO.	4.875%	8/1/2013	563,473	599,594
3M CO	1.375%	9/29/2016	253,953	258,197
Total Corporate Bonds				$52,876,171

				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)

CMO/REMIC
BANC OF AMERICA COMMERCIAL MORTGAGE INC	FLOATING	9/10/2047	$990,982	$1,065,878
FANNIE MAE	FLOATING	3/25/2031	366,475	366,537
FANNIE MAE	FLOATING	12/25/2030	1,040,546	1,044,628
FREDDIE MAC	5.000%	3/15/2035	796,897	908,957
FANNIE MAE	3.000%	3/25/2021	987,983	1,056,518
FREDDIE MAC	4.000%	12/15/2025	1,885,819	2,115,664
FREDDIE MAC	3.000%	2/15/2026	1,503,718	1,532,366
Total CMO/REMIC				$8,090,548

Commercial Mortgage-Backed Bonds
AMERICOLD REALTY TRUST	4.954%	1/14/2029	516,001	$547,685
CITIGROUP COMMERCIAL MORTGAGE TRUST 2004	4.380%	10/15/2041	450,045	441,218
LBS-UBS COMMERCIAL MORTGAGE TRUS VARIAB	FLOATING	11/15/2030	199,467	223,054
RBSCF TRUST 2010-RR3	4.970%	4/14/2040	1,056,014	1,046,362
Total Commercial Mortgage-Backed Bonds				$2,258,319

Short-Term Investment Fund
* J.P. Morgan U.S. Government Short-Term Investment Fund	Variable	12/31/2049	33,720,005	$33,720,005
Total Short-Term Investment Fund				$33,720,005

TOTAL SEIX INTERMEDIATE BOND FUND				$294,808,499

				(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

MONTAG & CALDWELL LARGE CAP GROWTH FUND

Common Stock
ABBOTT LABS COM	Common Stock	123,800	$6,961,274
ACCENTURE PLC CLS 'A'	Common Stock	66,400	3,534,472
ALLERGAN INC COM STK	Common Stock	65,400	5,738,196
AMERISOURCEBERGEN CORP COM STK	Common Stock	61,100	2,272,309
APPLE INC COM STK	Common Stock	14,640	5,929,200
BED BATH AND BEYOND COM STK	Common Stock	63,800	3,698,486
CAMERON INTERNATIONAL CORP COM STK	Common Stock	51,600	2,538,204
CISCO SYSTEMS INC COM STK	Common Stock	152,800	2,762,624
COCA-COLA CO COM STK	Common Stock	101,800	7,122,946
COLGATE-PALMOLIVE CO COM STK	Common Stock	48,600	4,490,154
COSTCO WHOLESALE CORP COM STK	Common Stock	40,800	3,399,456
EMERSON ELECTRIC CO COM STK	Common Stock	44,300	2,063,937
FLUOR CORP (NEW) COM STK	Common Stock	38,400	1,929,600
GENERAL ELECTRIC CO COM STK	Common Stock	133,300	2,387,403
GOOGLE INC COM STK	Common Stock	10,705	6,914,359
HALLIBURTON CO COM STK	Common Stock	63,300	2,184,483
KRAFT FOODS INC COM STK	Common Stock	174,600	6,523,056
MCDONALD'S CORP COM	Common Stock	61,200	6,140,196
MEDCO HEALTH SOLUTIONS INC COM STK	Common Stock	65,700	3,672,630
MONSANTO CO COM STK	Common Stock	50,400	3,531,528
NIKE INC CLASS 'B' COM STK NPV	Common Stock	41,300	3,980,081
NORTEL NETWORKS CORP COM	Common Stock	2	0
OCCIDENTAL PETROLEUM CORP COM	Common Stock	46,000	4,310,200
OMNICOM GROUP INC COM STK	Common Stock	68,400	3,049,272
ORACLE CORP COM STK	Common Stock	84,400	2,164,860
PEPSICO INC CAP STK	Common Stock	86,000	5,706,100
PROCTER & GAMBLE CO COM STK	Common Stock	105,105	7,011,555
QUALCOMM INC COM STK	Common Stock	104,700	5,727,090
SCHLUMBERGER COM STK	Common Stock	36,000	2,459,160
STRYKER CORP COM STK	Common Stock	118,300	5,880,693
TJX COS INC COM STK	Common Stock	69,400	4,479,770
UNILEVER NV	Common Stock	55,200	1,897,224
UNITED PARCEL SERVICE INC CLASS 'B' COM ST	Common Stock	55,300	4,047,407
VISA INC	Common Stock	42,400	4,304,872
Total Common Stock			$138,812,797

Short-Term Investment Fund
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	10,448,236	$10,448,236
Total Short-Term Investment Fund			$10,448,236

TOTAL MONTAG & CALDWELL LARGE CAP GROWTH FUND			$149,261,033

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND

Common Stock
ABBOTT LABS COM	Common Stock	68,000	$3,823,640
ACCENTURE PLC CLS 'A'	Common Stock	44,000	2,342,120
ALTRIA GROUP INC COM STK	Common Stock	80,800	2,395,720
AMERICAN ELECTRIC POWER CO INC COM STK	Common Stock	32,000	1,321,920
AMERICAN EXPRESS CO COM	Common Stock	44,000	2,075,480
AMGEN INC COM STK	Common Stock	25,275	1,622,908
AT&T INC COM STK	Common Stock	200,000	6,048,000
*AUTOMATIC DATA PROCESSING INC COM STOCK	Common Stock	36,000	1,944,360
BLACKROCK INC CLASS 'A' COM STK	Common Stock	12,500	2,228,000
BOEING CO COM STK	Common Stock	14,500	1,063,575
BRISTOL-MYERS SQUIBB CO COM STK	Common Stock	145,000	5,109,800
CHEVRON CORP COM STK	Common Stock	44,200	4,702,880
CHUBB CORP COM STK	Common Stock	20,800	1,439,776
CME GROUP INC COM STK	Common Stock	4,250	1,035,597
COCA-COLA CO COM STK	Common Stock	28,200	1,973,154
CONOCOPHILLIPS COM STK	Common Stock	24,800	1,807,176
DEERE & CO COM STK	Common Stock	22,000	1,701,700
DOVER CORP COM STK	Common Stock	27,600	1,602,180
DU PONT (E.I.)DE NEMOURS & CO COM STK	Common Stock	26,030	1,191,653
EMERSON ELECTRIC CO COM STK	Common Stock	26,000	1,211,340
ENTERGY CORP COM STK	Common Stock	6,500	474,825
EXXON MOBIL CORP COM STK NPV	Common Stock	72,000	6,102,720
GALLAGHER (ARTHUR J.) & CO COM	Common Stock	45,000	1,504,800
GENERAL ELECTRIC CO. COM STK	Common Stock	120,000	2,149,200
GENERAL MILLS INC COM STK	Common Stock	36,853	1,489,230
HEINZ (H.J.) CO COM STK	Common Stock	50,600	2,734,424
HOME DEPOT INC COM STK	Common Stock	70,000	2,942,800
HONEYWELL INTERNATIONAL INC COM STK	Common Stock	50,000	2,717,500
ILLINOIS TOOL WORKS INC COM STK	Common Stock	18,000	840,780
INTEL CORP COM STK	Common Stock	168,620	4,089,035
INTERNATIONAL BUS MACH CORP COM STK	Common Stock	34,000	6,251,920
INTERNATIONAL FLAVORS & FRAGRANCES COM	Common Stock	20,200	1,058,884
JOHNSON & JOHNSON COM STK	Common Stock	56,000	3,672,480
*JPMORGAN CHASE & CO COM STK	Common Stock	94,000	3,125,500

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND (Con't)
Common Stock (Con't)
KIMBERLY-CLARK CORP COM STK	Common Stock	30,000	$2,206,800
KINDER MORGAN INC DELAWARE	Common Stock	70,000	2,251,900
LIMITED BRANDS INC COM STK	Common Stock	28,000	1,129,800
LINEAR TECHNOLOGY CORP COM STK NPV	Common Stock	28,000	840,840
MATTEL INC COM STK	Common Stock	44,000	1,221,440
MCDONALD'S CORP COM STK	Common Stock	44,000	4,414,520
MCGRAW-HILL COS INC (THE) COM STK	Common Stock	28,803	1,295,271
MERCK & CO INC (NEW) COM STK	Common Stock	130,000	4,901,000
MEREDITH CORP COM STK	Common Stock	38,000	1,240,700
METLIFE INC COM STK	Common Stock	42,500	1,325,150
MICROSOFT CORP COM STK	Common Stock	172,000	4,465,120
NATIONAL FUEL GAS CO COM STK	Common Stock	22,000	1,222,760
NEXTERA ENERGY INC	Common Stock	13,700	834,056
NORDSTROM INC COM STK NPV	Common Stock	24,500	1,217,895
NORFOLK SOUTHERN CORP COM STK	Common Stock	18,600	1,355,196
NORTHERN TRUST CORP COM STK	Common Stock	32,000	1,269,120
NUCOR CORP COM STK	Common Stock	34,000	1,345,380
OCCIDENTAL PETROLEUM CORP COM	Common Stock	25,000	2,342,500
PARKER-HANNIFIN CORP COM STK	Common Stock	18,500	1,410,625
PENN WEST PETROLEUM LTD	Common Stock	38,000	752,400
PEOPLES UNITED FINANCIAL INC COM	Common Stock	100,000	1,285,000
PFIZER INC COM STK	Common Stock	250,000	5,410,000
PG&E CORP COM STK NPV	Common Stock	22,000	906,840
PHILIP MORRIS INTERNATIONAL INC NPV	Common Stock	82,000	6,435,360
PNC FINANCIAL SERVICES GROUP COM STK	Common Stock	32,000	1,845,440
PPL CORP COM STK	Common Stock	48,000	1,412,160
PRICE T ROWE GROUP INC COM STK	Common Stock	20,000	1,139,000
PROCTER & GAMBLE CO COM STK NPV	Common Stock	46,800	3,122,028
PROGRESSIVE CORP (OHIO) COM STK	Common Stock	20,500	399,955
PUBLIC SERVICE ENTERPRISE GROUP INC COM	Common Stock	40,000	1,320,400
RAYTHEON CO COM STK	Common Stock	36,000	1,741,680
RENAISSANCERE HLDGS COM STK	Common Stock	8,000	594,960
RPM INTERNATIONAL INC COM STK	Common Stock	44,000	1,080,200
SCHLUMBERGER COM STK	Common Stock	20,000	1,366,200
SEMPRA ENERGY CORP COM STK	Common Stock	26,000	1,430,000
SHERWIN-WILLIAMS CO COM STK	Common Stock	38,800	3,463,676
SONOCO PRODUCTIS CO COM STK NPV	Common Stock	35,500	1,170,080

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND (Con't)
Common Stock (Con't)
TARGET CORP COM STK	Common Stock	38,500	$1,971,970
TEXAS INSTRUMENTS INC COM STK	Common Stock	44,800	1,304,128
TIME WARNER INC	Common Stock	66,000	2,385,240
TJX COS INC COM STK	Common Stock	18,800	1,213,540
TRANSOCEAN LTD	Common Stock	26,000	998,140
UNITED TECHNOLOGIES CORP COM STK	Common Stock	28,400	2,075,756
UNUM GROUP COM	Common Stock	60,000	1,264,200
US BANCORP DELAWARE COM STK	Common Stock	68,000	1,839,400
VERIZON COMMUNICATIONS INC COM STK	Common Stock	156,000	6,258,720
WAL-MART STORES INC COM STK	Common Stock	30,000	1,792,800
WASTE MANAGEMENT INC COM STK	Common Stock	42,000	1,373,820
WELLS FARGO & CO COM STK	Common Stock	60,000	1,653,600
WINDSTREAM CORP COM STK	Common Stock	30,000	352,200
APACHE CORP	Common Stock	4,290	232,861
FIFTH THIRD BANCORP	Common Stock	7,875	1,118,880
BHP BILLITON LIMITED ADR EACH REP 2 ORD	Common Stock	13,000	918,190
CANON INC ADR (CNV INTO 1 ORD SHS NPV)	Common Stock	22,500	990,900
DIAGEO ADR EACH REPR 4 ORD	Common Stock	26,454	2,312,609
GLAXOSMITHKLINE ADR EACH REPR 2 ORD GBP0	Common Stock	44,400	2,025,972
ROYAL DUTCH SHELL ADR EACH REPR 2 'A' SHS	Common Stock	61,315	4,481,514
DIGITAL REALTY TRUST INC COM STK	Common Stock	20,000	1,333,400
PUBLIC STORAGE COM STK	Common Stock	10,000	1,344,600
Total Common Stock			$196,202,969

Cash Equivalents
Short-Term Investment Fund
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	7,110,448	$7,110,448
Total Cash Equivalents			$7,110,448

Investment Companies
Mutual Funds
SPIDER S&P 500 ETF TRUST	Mutual Funds	22,800	$2,861,400
Total Investment Companies			$2,861,400

TOTAL COLUMBIA DIVIDEND VALUE FUND			$206,174,817

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

*Retirement Income
JPMORGAN SMARTRETIREMENT INCOME FUND	Commingled Trust	2,417,261	$32,222,089

*Retirement 2010
JPMORGAN SMARTRETIREMENT 2010 FUND	Commingled Trust	2,234,968	$30,484,964

*Retirement 2015
JPMORGAN SMARTRETIREMENT 2015 FUND	Commingled Trust	4,540,481	$62,431,611

*Retirement 2020
JPMORGAN SMARTRETIREMENT 2020 FUND	Commingled Trust	10,171,219	$140,973,090

*Retirement 2030
JPMORGAN SMARTRETIREMENT 2030 FUND	Commingled Trust	9,586,110	$126,728,372

*Retirement 2040
JPMORGAN SMARTRETIREMENT 2040 FUND	Commingled Trust	7,000,657	$91,288,563

Growth Index Fund
BLACKROCK RUSSELL 2000 GROWTH FUND	Commingled Trust	18,944,587	$184,330,835

S&P 500 Index Fund
NORTHERN TRUST S&P 500 INDEX FUND	Commingled Trust	2,070,269	$203,503,309

Money Market Fund
GOLDMAN SACHS FINANCIAL SQUARE GOVERNMENT FUND	Money Market	225,441,863	$225,441,863

Total Investment Funds			$2,370,743,679

*Notes receivable from participants - original loan amounts
ranging from $1,000 to $50,000 with interest rates
ranging from 4.25% to 10.5% collateralized by
the participant's vested interest in the account balance.
The loan maturity dates range from 2012 to 2019			71,963,055

TOTAL INVESTMENTS			$2,442,706,734

			(Concluded)

*Permitted party-in-interest
Cost information is not required for participant directed investments and is therefore not included.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
                 (Name of Plan)

Date:  June 25, 2012                                                             /s/  Michael A. Bonarti
Michael A. Bonarti
Trustee of the Plan
Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.